Exhibit 99.3

Hynix Adopts ASML’s LithoCruiser for Advanced Process Development

VELDHOVEN, the Netherlands, November 30, 2006 – ASML Holding NV (ASML) today announced that Hynix Semiconductor Inc., one of the world’s leading memory manufacturers, has standardized on ASML's LithoCruiser software for the company's process development activity. Hynix has purchased multiple licenses of LithoCruiser to perform lithography simulation and optimization for critical layers in all sub-60-nanometer DRAM and flash memory devices.

ASML is the leading provider of lithography systems to the semiconductor industry. In addition, the company offers tightly integrated mask technologies such as DDL™ Technology, and software solutions for scanner and mask feature optimization, such as LithoCruiser.

The production resolution capability of an optical lithography system is determined by the wavelength, Numerical Aperture (NA), and process factor, k1. By applying different lithographic enhancement techniques, resolution can be extended. LithoCruiser is specifically developed for ASML scanners. As a result, it performs automatic optimization of ASML scanner settings and critical mask features.

“As a provider of leading-edge memory devices, it is critical for us to maximize the imaging performance and process windows in our production fabs,” said Dr. Dong Gyu Yim , Senior Member of Technical Staff, R&D Department, Hynix. “ASML proved to be a trusted partner by implementing all the necessary functions and features in LithoCruiser that fully met our requirements.”

“We are proud that Hynix has selected LithoCruiser as the process development tool of choice for their next generation DRAM and flash memory devices,” said Dinesh Bettadapur, president and CEO, ASML MaskTools. “Hynix's choice to standardize on LithoCruiser demonstrates ASML's commitment to providing our customers with innovative lithography capabilities to enable their advanced process development.”

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

About Hynix Semiconductor

Hynix Semiconductor Inc. (HSI) of Icheon, Korea, is the world’s top tier memory semiconductor supplier offering various Dynamic Random Access Memory chips (“DRAMs”) and flash memory chips to a wide range of established international customers. The company’s shares are traded on the Korea Stock Exchange, and the Global Depository shares are listed on the Luxemburg Stock Exchange. Further information about Hynix is available at www.hynix.com.

Media Relations Contacts

Tom McGuire – Corporate Communications – +31 40 268 5758 – Veldhoven, the Netherlands

Angelique Paulussen – Corporate Communications – +31 40 268 6572 – Veldhoven

Investor Relations Contacts

Craig DeYoung – Investor Relations – +1 480 383 4005 – Tempe, Arizona

Franki D’Hoore – Investor Relations – +31 40 268 6494 – Veldhoven, the Netherlands

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